Exhibit 99.1

Notification of Major Holdings Page 1 | 5 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights X Other reason Voluntary group notification with triggered threshold on subsidiary level 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country The Goldman Sachs Group, Inc. Wilmington, DE United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 23/06/2026

Page 2 | 5 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1. + 7.b.2.) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0,16% 14,46% 14,62% 177.907.695 Previous notification (if applicable) 0,05% 12,37% 12,42% - 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) US30050E1055 0 72 0,00% 0,00004 % DE0005664809 0 283.850 0,00% 0,16 % Total 283.922 0,16 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Voting rights absolute Voting rights in % Right To Recall Open 14.482.270 8,14 % Right Of Use Open 7.332.540 4,12 % Convertible Bond 21.05.2033 1.025.837 0,58 % Voting rights absolute Voting rights in % Total 22.840.647 12,84%

Page 3 | 5 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 23.06.2036 Cash 2.857.868 1,61 % Call Warrant 31.12.2030 Cash 33.586 0,02 % Voting rights absolute Voting rights in % Total 2.891.454 1,63%

Page 4 | 5 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) The Goldman Sachs Group, Inc. GSAM Holdings LLC Goldman Sachs Asset Management, L.P. - The Goldman Sachs Group, Inc. Goldman Sachs Bank USA Goldman Sachs Bank Europe SE - The Goldman Sachs Group, Inc. Folio Financial, Inc. Folio Investments, Inc. - The Goldman Sachs Group, Inc. Goldman Sachs & Co. LLC 5,03% 5,13% - The Goldman Sachs Group, Inc. Goldman Sachs (UK) L.L.C. Goldman Sachs Group UK Limited Goldman Sachs International 8,40% 8,40%

Page 5 | 5 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 29/06/2026 Oluwatobi Amusan